Exhibit 99.1

PRESS RELEASE

Contacts:

Anthony M. Sanfilippo	Keith R. Knox	Andrew E. Lewin
CEO	President	Investor Relations
201-216-0100	201-216-0100	alewin@hudsonsecurities.com

Andrew Lewin

Investor Relations

alewin@hudsonsecurities.com

FOR IMMEDIATE RELEASE	February 16, 2010

HUDSON HOLDING CORPORATION ANNOUNCES 4% NINE MONTHS REVENUES INCREASE OVER PRIOR YEAR

Jersey City, NJ, February 16, 2010: Hudson Holding Corporation (OTC Bulletin Board: HDHL.OB-News) announced that it filed its results for the fiscal quarter ended December 31, 2009 with the Securities and Exchange Commission today.

“We made significant progress this quarter in our firm wide review of our business lines. We closed on $4.8 million in financing, further strengthening our cash position while currently having no debt on our balance sheet. The loss for the quarter on a GAAP basis was primarily the result of certain non cash charges” said Tony Sanfilippo, Chief Executive Officer. “We are committed to reinvesting in our business by actively recruiting quality people and expanding our product offering in our effort to broaden our institutional business. The recent addition of a fundamental research product to complement our strong trading platform is an important step in repositioning Hudson as a full service firm. We believe our value proposition will be enhanced by these new initiatives.”

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(unaudited)	2009	2008	2009	2008

Sales and trading	$5,926,885	$8,755,271	$16,587,944	$18,389,992
Commissions and fees	3,934,397	3,332,552	14,067,925	10,820,772
Net interest and other income	150,097	135,390	504,450	788,013

Total revenues	$10,011,379	$12,223,213	$31,160,319	$29,998,777

Net loss	$(1,124,711)	$(174,385)	$(4,465,451)	$(1,140,866)

Basic and diluted EPS	$(0.02)	$(0.00)	$(0.09)	$(0.03)

Total revenues for the three months ended December 31, 2009 was approximately $10 million as compared to $12.2 million during the same period in the prior fiscal year, a decrease of 18%. Net trading gains for the three months ended December 31, 2009 was approximately $5.9 million as compared to $8.7 million during the same period in the prior fiscal year, representing a decrease of 32%. Commission revenues increased 18% for the three months ended December 31, 2009, to approximately $3.9 million from $3.3 million during the same period in the prior fiscal year, primarily due to an expansion of our institutional sales effort. The net loss increased to approximately $1.1 million for the three months ended December 31, 2009, from a $0.2 million loss during the same period in the prior fiscal year.

Total revenues increased 4% for the nine months ended December 31, 2009, to approximately $31.2 million from $30 million for the same period in the prior fiscal year. Net trading gains decreased 10% for the nine months ended December 31, 2009, to approximately $16.6 million from $18.4 million during the same period in the prior fiscal year. Commission revenues increased 30% for the nine months ended December 31, 2009, to approximately $14.1 million from $10.8 million during the same period in the prior fiscal year, primarily due to a significant expansion of our institutional sales effort. The net loss increased to approximately $4.5 million for the nine months ended December 31, 2009, from a $1.1 million loss during the same period in the prior fiscal year.

	December 31, 2009	March 31, 2009
	(unaudited)
Hudson Holding Corporation
Stockholders’ equity	$15,061,295	$13,637,689

Total assets	$18,449,657	$17,106,939

Hudson Securities, Inc.
Net capital	$8,625,190	$6,109,287

Excess net capital	$7,625,190	$5,109,287

Hudson Holding Corporation is a publicly traded company on the OTC Bulletin Board under the symbol “HDHL” and is the parent of Hudson Securities, Inc. and Hudson Technologies, Inc. Hudson Securities, Inc. is dedicated to meeting the liquidity needs of its clients—institutions, hedge funds, asset managers, and broker dealers—by providing execution solutions and making markets in over 15,000 U.S. and foreign securities and ADRs. As a registered broker-dealer under the Securities Exchange Act of 1934, Hudson Securities is a member of the Financial Industry Regulatory Authority (“FINRA”) and has been in business since 1984. Hudson Technologies provides technology services to Hudson Securities and client companies.

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about the Company’s industry, management’s beliefs and certain assumptions made by management. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Because such statements involve risks and uncertainties, the actual results and performance of the Company may differ materially from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made here; however, readers should review carefully reports or documents the Company files periodically with the Securities and Exchange Commission.

HUDSON HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
Revenues:
Trading gains, net	$5,926,885	$8,755,272	$16,587,944	$18,389,992
Commissions and fees	3,934,397	3,332,552	14,067,925	10,820,772
Interest and other income	150,097	135,390	504,450	788,013

	10,011,379	12,223,214	31,160,319	29,998,777

Expenses:
Salaries and related costs	2,569,036	1,981,585	7,756,178	6,153,132
Commissions, execution and clearing charges	5,436,110	7,659,977	18,420,564	17,452,554
Communications	1,593,964	1,424,191	4,893,552	4,206,126
Occupancy	488,066	283,501	1,347,078	880,239
Professional fees	198,978	342,272	939,655	1,132,073
Business development	185,944	177,308	532,396	602,321
Other	520,310	401,833	1,514,205	1,141,906

	10,992,408	12,270,667	35,403,628	31,568,351

Loss before income tax benefit	(981,029)	(47,453)	(4,243,309)	(1,569,574)
Income tax benefit	143,682	126,932	222,142	(428,708)

Net loss	$(1,124,711)	$(174,385)	$(4,465,451)	$(1,140,866)

Loss per share – basic and diluted	$(0.02)	$(0.00)	$(0.09)	$(0.03)

Weighted average number of shares outstanding - basic and diluted	57,945,488	45,604,341	51,190,491	42,878,210

HUDSON HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF FINANCIAL CONDITION

(Unaudited)

	December 31, 2009	March 31, 2009
	(unaudited)
ASSETS

Cash and cash equivalents	$8,197,227	$6,694,914
Cash - restricted	378,185	252,408
Receivable from clearing broker	1,765,572	1,294,689
Securities owned, at fair value	3,326,327	2,246,488
Income taxes receivable	401,625	75,040
Furniture, equipment, capitalized software and leasehold improvements, net	895,161	1,182,028
Deferred tax assets	996,000	1,515,000
Other assets	1,122,381	866,027
Prepaid compensation	256,000	1,869,167
Goodwill	1,111,179	1,111,179

	$18,449,657	$17,106,940

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:

Securities sold, but not yet purchased, at fair value	$712,839	$637,829
Commissions payable	1,103,487	1,259,987
Income taxes payable	—	60,827
Payable to clearing brokers	—	48,833
Accrued expenses and other liabilities	1,572,036	1,461,774

Total liabilities	3,388,362	3,469,250

Commitments and contingencies

Stockholders’ equity:

Preferred stock, $.001 par value; 1,000,000 shares authorized, none issued	—	—
Common stock, $.001 par value; 200,000,000 shares authorized; 68,723,703 and 47,794,537 shares issued and outstanding at December 31, and March 31, 2009 respectively	68,724	47,795
Additional paid-in capital	23,662,648	17,794,521
Accumulated deficit	(8,670,077)	(4,204,626)

Total stockholders’ equity	15,061,295	13,637,690

	$18,449,657	$17,106,940

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